Stolt Offshore S.A.                                           [Graphic omitted]


NEWS RELEASE


                  Stolt Offshore Closes Subsequent Share Issue


London, England - 26 May 2004 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock
Exchange: STO), announced today that the offering of new shares closed at 11:00 p.m. (Central European Time) and 5:00 p.m. (New York City time), on 25 May 2004.

The offering was over-subscribed by more than 60%. The sale of 29.9 million shares will raise gross proceeds of $65.8 million. When the new shares are issued there will be 191,389,487 shares outstanding.

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.


Contacts:
Julian Thomson/Fiona Harris
Stolt Offshore S.A.
UK +44 1224 718436
US  +1 877 603 0267 (toll free)
julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Tim Payne (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
tpayne@brunswickgroup.com